Exhibit 21.1

Subsidiaries of the Registrant

Each of the following companies is a direct or indirect subsidiary of Lenco Mobile Inc.:

Subsidiary Name	Jurisdiction of Incorporation
Lenco International Ltd.	British Virgin Islands
Lenco Mobile USA Inc.	Nevada
Lenco Technology Group Ltd.	British Virgin Islands
Lenco Mobile UK Ltd.	United Kingdom
Capital Supreme (Pty) Ltd., dba Multimedia Solutions	South African
Lenco Mobile Singapore Pte Ltd.	Singapore
iLoop Mobile Inc	Delaware

Following is an organizational chart that shows the organization of Lenco Mobile Inc. and its subsidiaries: